UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1*

MoneyGram International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60935Y208
(CUSIP Number)

31st Dec 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The amendment is being filed only for formatting purposes.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	60935Y208

1	Names of Reporting Persons
Sand Grove Capital Management LLP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Sand Grove Capital Management LLP is a limited liability partnership organized under the laws of England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,289,822
	6	Shared Voting Power
0
	7	Sole Dispositive Power
7,289,822
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,289,822
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
7.55%
12	Type of Reporting Person (See Instructions)
OO, IA

Item 1.

(a)            Name of Issuer: MoneyGram International Inc.

(b)            Address of Issuer’s Principal Executive Offices: 2828 North Harwood Street Floor 15 Dallas, TX 75201 USA

Item 2.

(a)	Name of Person Filing: Sand Grove Capital Management LLP

(b)	Address of Principal Business Office or, if None, Residence: 5 Hanover Square, 6th Floor, London, W1S 1HE

(c)	Citizenship: Sand Grove Capital Management LLP is a limited liability partnership organized under the laws of England and Wales

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.: 60935Y208

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Shares reported herein are held by certain of Sand Grove Capital Management LLP’s clients, including but not limited to Sand Grove Opportunities Master Fund Ltd, which holds 5,366,890 shares, and other funds for which Sand Grove Capital Management LLP serves as investment manager.

Sand Grove Capital Intermediate Ltd is a member of the Reporting Person, and Sand Grove Cayman L.P. is its sole member. Simon Alfred Noel Davies is the chief investment officer of the Reporting Person and the controlling member of the group.

(a) Amount Beneficially Owned:  7,289,822

(b)  Percent of Class:  7.55%

(c)   Number of shares as to which such person has:

       (i)      Sole power to vote or to direct the vote: 7,289,822

      (ii)      Shared power to vote or to direct the vote: 0

     (iii)      Sole power to dispose or to direct the disposition of: 7,289,822

     (iv)      Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.
Ownership of more than Five Percent on Behalf of Another Person.

Shares reported herein are held by certain of Sand Grove Capital Management LLP’s clients, including but not limited to Sand Grove Opportunities Master Fund Ltd and other funds for which it serves as investment manager.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. See disclosures in Item 4.

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.
Certifications.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 14, 2023

By: Sand Grove Capital Management LLP

/s/ Maggie Kadziolka
Maggie Kadziolka, Chief Compliance Officer